Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: March 27, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a moderated fireside chat featuring General Fusion’s Chief Strategy Officer, Megan Wilson and SVAC’s Chairman and Chief Executive Officer, Chris Sorrells, held on March 19, 2026 at the Fusion Industry Association’s Annual Policy Conference in Washington D.C.:

Speakers:

Kathryn Clay – Lead Climate and Energy Analyst, The Washington post Intelligence

Megan Wilson – Chief Strategy Officer, General Fusion

Chris Sorrells – Chairman and Chief Executive Officer, SVAC

Kathryn Clay: Good afternoon, good afternoon everyone. I’m Kathryn Clay. I’m with a new venture with the Washington Post called Washington Post Intelligence that was launched last summer. There, I’m the lead analyst for energy and climate issues. As a fun fact, I have a pHD in physics. I left the lab right out of grad school to pursue a career in energy policy and now I’m trying my hand at journalism. I think I couldn’t have joined journalism at a more exciting time to cover energy. I’m a long-time fan of fusion energy. I’m very excited to see what is happening in this amazing industry. And I couldn’t be more delighted than to be part of this discussion. I’d like to welcome to the stage Megan and Chris. Thank you so much for being here. We can all get comfortable.

Kathryn Clay: Megan and Chris, how are you finding the conference so far?

Megan Wilson: It’s fantastic, another fantastic event with the FIA.

Chris Sorrels: Yeah, excellent. It’s great to see all the different disciplines interacting

Kathryn Clay: I have been delighted to be able to be here for most of the event. So, I have the benefit of some of the really exciting discussions that you all have been having over the last day and a half. I’d like to start with introducing our panelists. I think that many of you know them, or are very familiar. This is behind the headlines after all. You all are aware of the headlines. The two panelists we have to talk about the very exciting work that is going on and the discussions that are going on between General Fusion and Spring Valley, are Megan Wilson, who is the Chief Strategy Officer for General Fusion. There she is responsible for connecting the company’s technical roadmap to its commercialization strategy. Previously, Megan was a US Naval Nuclear Officer, recruited right of duke – hand selected if you will, right of Duke – she spent over a decade at Babcock and Wilcox in roles that spanned strategy, investor relations, MNA and commercial nuclear development. With that background, I think you’ll agree there’s no one better positioned that Megan to lead this company into public markets.

Her partner in helping make that happen in Chris Sorrells. Chris is the Chairman and CEO of Spring Valley Acquisition Corp. He’s a long time energy investor and visionary I would say, and executive, looking at companies that are ready for the next big challenge and looking at how they can make that transition from a technology concept to a viable company. He is going to be talking about not only this exciting partnership with General Fusion, but also what he looks for when he looks for companies that are ready to make that next step.

So, it’s a very exciting moment. And I think the way to start our conversation here is to ask Megan, what is exciting to you about this moment, and why is this the right time for your partnership with Spring Valley?

Megan Wilson: Can you hear me? Oh there we go. Thank you Kathryn. Thank you for that lovely introduction. It is an exciting time to be in the fusion industry. I think this room demonstrates that fact. It’s a very exciting time at General Fusion with the potential to be the first publicly traded fusion company. We are out there telling our story. We filed our registration statement with SEC a few weeks ago, so if you want to read 700 pages on General Fusion and Spring Valley and our plans – have at it. But, beyond the kind of fun of going public and seeing our name on the Nasdaq Tower, this is really about the convergence of – from my perspective – three critical streams that have come together.

The first is at General Fusion, we have been pursuing, developing, demonstrating our unique approach, an engineering approach to fusion, for more than 20 years. We have dozens of real-world machines behind us, real-world fusion results. And today, we are operating a demonstration machine called LM26 at commercially relevant scale, forming and compressing plasmas with a lithium liner, which is key to our approach. It is designed and built to achieve some really transformative technical milestones in the next couple of years, which really set us up for value creation in the public markets in a way the markets can understand. That’s sort of item number one: where we are technically.

The second is from a capital perspective. This transaction includes already committed capital that funds that program through its completion. And that was really important for us at General Fusion to know we’re entering the public markets with the capital we need to create that value.

And third was really the right partner in Spring Valley, and Chris and his team there. This wasn’t about going public in any way, we wanted the right partners. And Spring Valley brings the experience, the know how, to this process, to bringing a first mover to market that was really important to us. That’s what makes it a really exciting time.

Kathryn Clay: That’s fantastic Megan. And I want to share on our prep call that, that message that for General Fusion it wasn’t just about going public. It was about having the right partner, and having that trust that was so critical. And Chris, that says so much about Spring Valley. What, what do you think makes Spring Valley able to inspire that kind of trust with your partner here in General Fusion?

Chris Sorrells: Yeah, so we’ve been doing this for 30 years, our team. We have brought 17 companies public. And that includes numerous first-movers. In ’98 we were part of the team that brought USEG public. So, fuel enrichment, one of the first plays. In 2000, we turned around and brought the second solar power company public in the US. We followed that up in 2010 bringing the first bio-diesel company public in the US. Took it public at 10 and sold it for 62.50 to Chevron a number of years later. We turned around in 2022, and unlocked the entire SMR industry, bringing NuScale public. Our mandate with our investors is to bring first-movers within emerging industries to the public markets – frontier tech some may call it – so that’s what we strive to do. We looked at that NuScale playbook. We saw a lot of similarities with fusion. And we’re eager to dig in and apply that same playbook. And now today there are I think five pure-play SMR companies public and a couple more in the wings. They’ve turned around and collectively raised over $6 billion dollars over the past few years in public funds. So, I think that’s a key part to unlocking this fusion journey that everybody is on.

Kathryn Clay: That series of accomplishments that you’ve just highlighted Chris, especially that ability to identify first movers, I’m wondering if you could say a little bit about what you’re looking for in a company as a potential first mover that says this company is ready to go public.

Chris Sorrells: Yeah, it starts, you know, when you're a macro driven story, you know, emerging industry first mover, I mean the blunt terms, the guinea pig, so to speak, right? You need a strong macro environment, right? And when you look at Fusion today, you have strong global power demands. We're approaching a point over the next couple of years where there are tangible results that everyone can see, some by General fusion, some by others. They're milestones, they're outlined, and they're significant. And you can see machines. You can go to Vancouver, you can see their machine producing. It's a neat experience. And I think that's, you know, a very tangible thing. Investors want. You have milestones you know. Investors want, you know. Milestones. You have teams, the teams, the depth from the executive suite on down, is getting stronger. There's an influx of talent. I've watched this over 30 years. As the industry gains traction, it's easier to recruit. You got global government support, which is important for emerging industries, and then you've got a regulatory framework. Investors get real queasy with, you know, uncertain regulatory frameworks. And we're starting to see one part, you know, 30 is, you know, a piece of that, but there are others and, and so it's a confluence of events coming together at a really interesting time, and it's an opportunity for people to get in on the ground floor. Some won't want to. Some will say, you know, I'll wait three years prove out the science, hit the milestones, and I'll pay three to 5x more. But there's a group of investors who, you know, want to be in on the ground floor, and that's what we're here to discuss, and that's what we're here to do.

Kathryn Clay: Well, that's, that's excellent. I pick up on milestone, the important milestones. And Megan, your brief is to have a vision across the technology and the commercial. So I'd be interested in hearing, what are the milestones that that you are working on next you know whether those are technical or commercial, or just communicating between the two, what's, what's next on your big to do list?

Megan Wilson: Oh, you don't want to see my to do list. There's, there's a lot going on, but it's all very interesting. And let me, let me start with the technical, because it is, it is critical for us as an industry and us as a company where we are today, one of the handful of companies you know who have achieved meaningful fusion results and put them up for scrutiny, put them up for peer review. We're operating LM26 today. That machine is designed to achieve three really transformative technical milestones through 2028 everyone in this room understands them, one keV, 10, keV, and then ultimately, we aim to achieve the Lawson criteria which will, from our perspective, change the story right in moving that achievement out of the lab into industry. At the same time, at General Fusion, we think about buying down risk in a very incremental, methodical way. And so while we are progressing this program, we are preparing for and with this transaction, looking to accelerate our commercial systems development and demonstration program. This is focusing on those key technologies that aren't it's not science risk.

This is technical engineering, seals, valves, heat exchange systems, pulse, power, repetition rate and so on. That then carries us to completing the final design of our first of a kind plant, which we ultimately aim to have operating, producing net energy in the 2035 timeframe. Now that's from the technical perspective, but in the short term, be watching the Lawson program for those milestones. But to get to that commercial plant, as you said, it takes a lot more. It takes a lot of partners, and a number of our partners are in this room. And if we're not partnered with you, come talk to me. It takes a whole ecosystem. But, but right now, you know we are working with, we have now 13 potential end users, utilities, energy developers, industrial steam heat users, to progress our technology and our commercialization plan, including evaluating a number of potential sites for that, first of a kind plant, with the right partners, the right structure and and and so on. And then, from a communication perspective, you know, I think we take very seriously the responsibility that comes with being a public company. And so as we think about how we tell our story, we feel we are telling the fusion industry story. So continuing to develop our messaging, our tools, our relationships there in a way that speaks not to just you know, fusion company to Fusion company, or fusion versus fission, but places fusion in the broader energy dialog and conversation going forward.

Kathryn Clay: That strikes me as so important, and I, I'd love to pick up that thread on communication and and go back to You, Chris, because you know you you have this perspective that you've you've been there with the first movers, with the the breakthrough, the tipping point that's changing in the industry and in that in the ecosystem, whenever that happens there, there are always a lot of press releases, and some of them are maybe a little more rea than others. So, as a veteran looking at major transitions in the energy space, do you have any insights on how to tell the real announcements away from the PR?

Chris Sorrells: Yeah, it's challenging. You know, I think that's a word of caution. I mean, I've sat here for 30 years in, you know, first mover conferences, and almost without exception, you know, at that entry point the winner, or winners are sometimes not as clear as you think. I've constantly been surprised I go back, you know, fuel cells in the late 90s, you know, Ballard and plug were the dominant players. Everyone thought they had it made. And there was a little company called Bloom Energy, you know, who no one was thinking of. And fast forward, you know, 25 years later, you know, Bloom's got a $47 billion market cap. And, you know, Plug and Ballard, you know, are struggling along, as they have for 25 years with, you know, few manic moments here or there. So, you know, I think humility is obviously very important. But, you know, credibility as an industry, you start putting out pieces that aren't third party validated. You do run some risk, right? If those turn out not to be true, right? It can bite the industry. It can bite the participants, and it will impact the capital inflow. And this industry needs capital, and one could argue it needs a lot of capital. So keeping that clean, I think, is, you know, super important. But you do diligence, you listen, you talk, you come to conferences like this. It's a small community, so you're you're probing and poking in lots of places to make sure that things are you know, as they say. And when people have machines and they have data, you can go and look at the machines. You can look at data. You can have them if they're third party, that's even better, but you can hire your own consultants, so lot of different things that one one can do.

Kathryn Clay: I really resonate with that answer. I'll just share that. 20 years ago, I was a Capitol Hill staffer working with the Senate Energy Committee, working on the hydrogen title, and there was a little startup that came in to lobby me that was called ion America, right? So that many people know that was the original name of Bloom Energy. And I, you really, took me back to that moment when the conventional wisdom was Ballard and plug power, were it? And I, you know, of course, those are obviously great companies that are still doing great things. But I think that it really says something important about the conventional wisdom. May not be that wise in any particular moment

Chris Sorrells: Yeah, it just, it repeats itself. I remember first solar, you know, years ago, back in 2000 everyone's at thin film. That thing is nothing that they couldn't get funding. You know, people laughed at it, and then, you know, look today, right? They were one of the bellwethers. So I just always caution, you know, and everyone always thinks their tech is better, their approach is better, but a little humility goes a long way, as you're coming into an industry that hasn't emerged.

Kathryn Clay: I love that, that note on humility, that's lovely. You know? It also makes me think Megan about something that you shared about on our prep call, about your own skepticism. You know that humility and taking things apart and thinking critically Is this real, and you shared some really wonderful insights into what made you change over from a fusion skeptic to a fusion executive. And I wonder if you'd share a little bit about that.

Megan Wilson: Yeah, so I think you mentioned in my introduction that I was a US Navy Nuclear officer, and I think there's some others in the room. And so I'm a fission geek. Die Hard. Believe in fission in the appropriate environment with the appropriate safety and security and everything else that comes with it. And I was a fusion skeptic for most of my career working on SMRs and commercial nuclear and defense nuclear and so on. And there were some really fundamental reasons for that that were based on my experience operating nuclear reactors, operating power plants in extreme environments and so on that I didn't see solutions to. And you know, there's really four, you know, they won't be a surprise to anyone in this room, right? So, neutron degradation, the first wall problem. Fuel production, most, not all of us, but most of us plan it to use tritium, and it does not naturally exist on Earth. Heat extraction, how do you practically. Put fusion to work, no sense in going to all this effort if you can efficiently capture that energy and use it and then cost. And, you know, I spent a long time watching the industry looking at technologies and didn't see answers and and then it was this kind of wacky, crazy Canadian company that general fusion, that that convinced me there are solutions, and it was really fundamental to an engineering approach to fusion. Our approach is designed from the ground up to to go about fusion in a different way, in a way that addresses all of those challenges. And you can see all kinds of animations and whatnot to see, to see how it works, but, but, you know, compressing a plasma with a liquid metal wall fundamentally changes the story about all of those challenges. And, you know, the diesel engine of fusion is what we're going for. And that's, that's what convinced me, along with going on site, seeing the machines, seeing the real results, you know, meeting the people and so on and and that's why, why I am here, and I'll just add on a little bit about the humility piece, because I think that's really, really important. Our credibility is really important to us, and that really came through when I visited General Fusion. And we try to be very open with not only our successes, but our challenges. And I think we have been and I think that really suits us to the public markets today.

Kathryn Clay: And to follow on that, that wonderful insight about what differentiates your your company, you shared a little bit about your founder, and I believe your founder still involved in the company,

Megan Wilson: Yes. Dr, Michel Laberge, you all know him.

Kathryn Clay: Wonderful. And one thing that struck me was that that in in his approach, from the very beginning, he was thinking, I don't want to just do a science experiment, even if it's a very powerful and important one. I want something that can be commercial so. So from the very beginnings of the ideas that became the company, there was this focus on commercialization. And I wonder how, how important do you think that is to the company, and how important was that to your own decision to join?

Megan Wilson: Oh, well, it was. It was truly fundamental. It's foundational to General Fusion. You know, every day we are talking about a practical power plant. We're about fusion power, not just fusion. And you know, Michel, who is a wonderful, unique leader, you know, started the company. His background is in, is in laser fusion. And he started the company as an alternative, because he was concerned about the timeline of commercialized commercialization of fusion as compared to the need in terms of energy demand and climate change. And so I don't think you could do this today, but he built his first magnetized target fusion machine in his garage on Bowen Island in Vancouver, and, you know, with two halftime employees and achieved their first fusion neutrons. Called them his marketing neutrons and and went out and raised friends and family money, and the rest is history. But, but that philosophy, it's really core to what we do, and it guides every decision that we make, whether it is material selection or, you know, choices in terms of our technology development. And you know what we're really trying to do is, is operate in a sweet spot of parameters, avoid the extremes, so we can avoid novelties, and forgive me for the word but avoid the use of superconducting magnets, avoid the use of lasers. Use existing materials, existing technologies, mechanical systems. And what that means for us today is, you know, we're operating our Lawson machine. It is designed to retire the remaining risk around magnetized target fusion at large scale, and when that is complete and successful, because we have front loaded solutions to those commercialization challenges I mentioned inherent to our design. You know, we believe the path from there is is much more straightforward and and that's why we believe we can be first movers. That's, that's, that's why we're here. But ultimately, we're trying to achieve what everyone in the room is trying to achieve, which is to change the world through commercial. Fusion power on the timeline we need it and to tap into the trillion dollar market that it represents.

Kathryn Clay: Wonderful, wonderful. Well, I know we're short on time, but I want to give Chris a moment, because I'd love to hear your own perspectives on fusion, and I don't know if you came to this to this industry after following fusion because you've been in the energy space for a long time, or whether this kind of snuck up and surprised you as an opportunity. And I just love your thoughts on was, was, were you a fusion skeptic, or was this always something that you had hoped you would have the opportunity to be a part of?

Chris Sorrells: Well, it goes back to the humility comment. 30 plus years in the capital markets, I was an SMR skeptic. I ended up I was a board member and a C level operator of a company that built the digital twin that NuScale used to go through the NRC. Even there, I was still a skeptic, right? So, yes, fusion, you know, from an SMR skeptic. You know, fusion skeptic too, at a point. But the advent of where we are just resonates with me. In the 30 plus years of watching these emerging companies come into the public markets, you know, I had a chance to, you know, sit down, you know, with Elon Musk and Tesla, you know. And I went down, and I got in the Roadster, and I thought it was a joke, you know. Now, you know, awful mistake investment wise, you know. So I've got some painful lessons of things I've missed, you know, because of the arrogance, right? But we're on the cusp of, within a couple of years of hitting very significant milestones as an industry. And hopefully it's General Fusion. Hopefully it's others. You know, as an industry, we want more that's very key, and one of the, to me deciding factors in swapping. I'm a big AI believer. I mean, the technology blows my mind. And when I look at that photographic memory, that iteration speed, and I see that coming into this sector with advanced computing, and given where the industry is with the capital inflows, the talent that that is now involved in this industry, it's solvable. And that gets me very excited. You know, as an investor who wants to get in on the ground floor, and people ask all the time, you know, gosh, can the public markets weather? I mean, this thing's 5, 10, years away. When we took NuScale public they would not, and this, you know, pull up the pull up the original presentation, they would not have had a commercial plant eight years from their IPO. So if you think about SMR, you think about fission, what's the big, you know, gripe outside of, you know, fuel waste and others, it's, you can't build it on time. Can't build it on budget, therefore you can't hit an LCOE. So the whole SMR premise is, you know, we can build them on time, on budget in a factory, and we can hit an LCOE, right? Well, eight years is a long time to get that answer. So the public is absolutely able to fund frontier tech. They're able to wait, but you've got to be very you know, the key is just building that credibility as an industry or as a company and hitting your milestones along the way.

Kathryn Clay: Well, that's a that's a wonderful closing thought I I want I know we're up on time, but I want to just thank FIA for this amazing event, and I also want to say kudos for whoever it was that came up with the line behind or beyond the headlines. Because what I really like about that, that framing for our conversation is that it's not just about the details of the story behind the headlines, but what matters beyond the headlines is the people and the experts and the leaders that are behind that story. And I hope that this 30 minutes or so that we've been able to spend together have given you the sense that I've gotten through getting to know them a little bit just about the passion and the expertise and the depth of commitment that these two individuals bring to this effort, and I'm really excited to get to spend this time with you. So thank you very much.

Megan Wilson & Chris Sorrells: Thank you, thank you, thanks Kathryn.

***

The following is a transcript of a panel of speakers including General Fusion’s Senior Vice President, Finance, Rob Crystal held on March 23, 2026 at the 38th Annual Roth Conference in Dana Point, California:

Speakers:

Craig Irwin - Managing Director & Senior Research Analyst, ROTH Capital Partners

Rob Crystal – Senior Vice President, Finance, General Fusion

Alessandro Petruzzi – CEO, Terra Innovatum

Matt Barry - Head of Investor Relations & Capital Markets, Nano Nuclear Energy

Olle Hansson – Head of US Project Development, Blykalla

Craig Irwin: Excellent. It’s 9 o’clock on the dot, so we’ll -- we’ll go ahead and get started. I think there’s a couple people filtering in. So I’m Craig Irwin. I’ve covered sustainability for a long, long time. And I’ve always believed in nuclear as one of the most economic forms of generation. Today we have a panel of four of the most interesting nuclear and fusion companies on the market. You know, I don’t have to explain to anyone the power issues in the country. It’s not just data centers, but it’s growth. And, you know, the cost profile of energy is a -- is a key stimulator of the economy over the long run. So with that, I’d like to ask each of the panelists just to introduce themselves and give us, you know, a two-minute intro to their company. How are they different versus some of these other solutions in the market? What do they see as their -- their biggest opportunity? And, you know, how -- how do they compare sort of on a historic basis? You know, we have companies here that bring together teams that have worked on nuclear for decades, or individual companies that have been around for decades. So with that, Alessandro, I’d ask you to start us off.

Allesandro Petruzzi: Thank you, Craig. Good morning everybody, my name is Alessandro Petrusi[phonetic]. I’m the CEO of Terre[phonetic] Innovation. Terre Innovation is a vendor, designer and vendor of a macronuclear reactor that is 1 megawatt electric as power, 5 megawatt term. When we conceived the reactor in 2018, we had in our mind five pillars that we needed to satisfy with our design. Safe is the first, because we are talking about nuclear, and that’s the reason why we decide to go small with power, at five megawatt thermal. Because at five megawatt thermal, I will try to be very [unintelligible], the key power, so the power that stays there when you shut down the reactor is very small. In a typical large water, light water reactor, this power is very high, 180 megawatt, so you need a lot of [unintelligible] in order to remove the heat that stays there when you shut down the reactor. But if you go to 5 megawatt thermal like us, the key power is of the water of a few hundred kilowatts. And you can remove very easily. We say that it’s like when you try to boil the water with a lighter. You cannot really boil the water with a lighter because you dissipate more than what you produce. So safe -- safety aspect is the one that was the first argument, and we say that we are safe by physics.

Small size, why small size? Because we direct to produce our reactor in a factory. We know that I’m a nuclear engineer, I’m in favor of all nuclear power plants, but it’s clear that nuclear had a lot of issue when it comes to site production. It takes a lot of time, we can increase our cost. If we produce an effector, we can control this cost and then we can standardize the production, increasing the, decreasing the cost and the time while increasing the production. And then the size is also important because we can deploy the reactor everywhere. We can bring the reactor with power inside the ISO container everywhere. We don’t need any large work in advance. I was attending to the construction of power plant in Argentina. 7,000 people every day were working there. And to bring 7,000 people there, you need to do a lot of work before even starting the construction of a power plant. And this is a cost that is usually not counted for.

The third important element is the supply chain. We design the reactor in the way that all components and materials, including in particular the fuel, is part of our design. We don’t want to do, and we want to minimize as maximum the R&D, because this, even though improvement is nice, this requires time. And we wanted that our reactor is the solution for today, for 2027, 2028, this is what we talk about. And with that, we simplify with that choice of material and component, we derisk the licensing, because our licensing is based on existing component supply chain, and so we take advantage of the previous licensing approach, but we derisk also the supply chain itself. For any component of our reactor, more than one supply resist and is able to provide what is required today with a cost that is very accurate, much more than what can be whenever you are in the process.

Fourth is low [unintelligible]. We know that one megawatt electric is not enough. It might be important because with one megawatt electric, you can penetrate everywhere. I think just to sell to more than 10,000 industry of small size 1 megawatt is one thing that nobody can do if you are not at that size. But at the same time, we know that there is industry that need more power. So thanks to the modularity, we can go to large power. Just to give you an idea, we can put 100 of our reactors, so 100 megawatts in 15 pockets.

And the last one is versatility. We can provide electricity, but we can provide also heat to our offtakers, and we can produce also [unintelligible] for [unintelligible]. And maybe I will explain why it’s also important this line of business.

Craig Irwin: Matt.

Matt Barry: Hey, good morning, everyone. My name is Matt Barry, head of Investor Relations in Capital Markets at Nano Nuclear Energy. We are a microreactor developer advancing a 15 megawatt electric reactor, the Kronos MMR, while also focused on vertical integration across the nuclear fuel supply chain. Been very integral to our company’s strategy from when the company was founded. It’s important to note that the microreactor design that we’re developing, we acquired in January of 2025 from a company called Ultra Safe Nuclear Corporation. They were probably one of the pioneers in terms of microreactor developers and had invested over $120 million into the design over, I think, close to a decade. And we got pretty fortunate in terms of the timing because they went bankrupt in October of 2024, which was right before many of these tech leaders started making announcements and investments into some of these larger advanced reactor companies. And so, I’d say the key differentiating factors for nano is just in terms of Kronos MMR to high temperature gas-cooled reactor utilizing TRISO fuel inner helium as gas and graphite as a moderator. I’m sorry, helium as a coolant and graphite as a moderator.

And I’d say just the key advantages of this design, one, we believe it has a pretty high TRL given that high temperature gas cooled reactors have been built successfully globally in the 60s, 70s, 80s, and even the 2000s. But more importantly, the safety profile of the reactor utilizing helium and TRISO fuel, there’s been a great deal of data on sort of each of these. And so demonstrating a very favorable safety profile. And really what that enables is we’re targeting a lot of these off-grid behind the meter applications which obviously, as everyone’s well aware of the challenges today, integrating to the grid, getting approvals, transmission lines. And so a lot of the potential customer conversations that we’re having are really centered around this safety profile translating to a very favorable footprint and really being able to co-locate exactly right where the power is needed. And so that’s really sort of our value proposition, and it’s really as I said, enabled by the safety profile, which we believe is obviously very important.

The other aspects of this, I would say, that are important about Nano, we are very well capitalized. Currently, we have a team, various decades of experience with the NRC, DOE, and other sort of nuclear industry experience, which is important. And -- and yeah, we -- we’re -- as we look to this year, we are very excited because we just acquired this tech in January. We spent the last year integrating it into the company, building out the team, and we’ve been having, I would say, a lot of commercial-related conversations, whether it’s with customers or potential strategic partners over the last year. And so, as we look to this year, you know, we expect sort of announcements on that front, but also more importantly in the licensing front, Kronos is actually one of the first reactors to -- to enter pre-licensing activities in the US and Canada, and will be one of, I think, six companies in the US that actually submits a construction permit application in the coming month or so.

Rob Crystal: Thank you. Hi, everyone. My name is Rob Crystal. I’m the Senior Vice President of Finance with General Fusion. Thanks for having me. And again, I’m just -- it’s an exciting time, and I’m glad to speak here today. It’s an exciting time to be in fusion. and really exciting at General Fusion. Not only that we’re going to be going public this year, but our technology is at a critical point now where we’ve built an integrated, magnetized target fusion machine that’s going to demonstrate some game-changing fusion and scientific results in the next few years, and we’ve got the funding to see that program through.

So our goal at General Fusion is to transform the world’s energy supply with practical, clean, economical fusion power using our magnetized target fusion approach. Where -- so the way our approach works is we -- so when we founded the company, what differs about us from some other fusion approaches is we, our design is meant to, it was designed with the power plant in mind, as opposed to just advancing fusion science. So we’ve thought from the very beginning about all the different barriers to commercializing fusion and our magnetized target fusion design has solutions for them.

So the key, the commercial system would be about a 300 megawatt power plant with two units producing about 150 each. And we’re -- we’re aiming to prove out certain key technical milestones in the next few years, then move towards building a first-of-kind commercial fusion plant in the early 2030s.

Craig Irwin: Thank you.

Olle Hansson: Hello. Hi, everyone. My name is Olle. I come from a company called Bleakal[phonetic]. I’m currently leading our US development. As you can probably tell from my name and from the company name, I’m not from the US. I’m from Sweden, and we are a European, actually the leading European SMR developer. We’re developing a lead-cooled fast reactor. We’re built on more than 30 years of research. And the OEC currently assesses us as the number one most mature concept spun out of Europe. So our company was founded actually already in the 90s, so that’s when the research started. Our founder, Professor Yanni Valenius[phonetic], he oversaw the Russian nuclear program after the dismantling of the Soviet Union. So as the Soviet Union fell, the West wanted to keep control of what happened during their nuclear research. So they sent a delegation of nuclear scientists to oversee that. Yanni Valenius, our founder, was one of those guys. He oversaw 60 Russian scientists, went out in the Siberian desert, did some fun experiments, but also learned a lot about what they had deployed in their submarine program.

So they developed a lead-cooled fast reactor for their submarines. If anyone’s seen the movie “The Hunt for Red October,” with Sean Connery, I’m sure most of you have, the alpha-class submarine in that movie is powered by a lead-cooled fast reactor. So it was high-performing in a military context but unable to scale to commercial use. This was largely driven by materials corrosion issues. So our founder, Yanni, when he saw this technology, he started doing research. And then in 2013, he partnered up with the Head of Materials Science at the Royal Institute of Technology, and they discovered three families of alumina forming steel, which Sweden has a long history of developing. For more than 100 years, we’ve done a lot of different compositions of alumina forming steel. And from there, you could solve the sort of key challenge with lead. And then over the past decade and a half, we’ve industrialized these materials, and we’re now scaling up the company.

So there are 100 people today, and we have a solution that has three key benefits similar to what these guys have said. Number one is safety. So lead, if you guys go to the dentist and do an x-ray, you will get a lead apron. Lead is the best element in the periodic table to absorb gamma radiation, shield or shield against gamma radiation, absorb iodine, which was one of the sort of highest emissions of radiation from a neutral plant. It’s a non-pressurized system, which means increases the safety case. Lead doesn’t boil until 1800 degrees. You’ll never have lots of coolant accidents and many things more. This means that we can build a very small and compact form in our reactor. Our reactor is 55 megawatts, but it’s only 5 by 5 meters, which means it can be serially produced in a factory and then shipped off to site on a regular truck. So this also means that we have an incredibly attractive cost profile and sighting profile. So that’s the second thing. We’re deploying a reactor faster and at lower costs than other solutions.

And then finally, we’re aiming to have a close fuel cycle as well, which means that we can reprocess spent fuel, both from an economical standpoint, but then also for a sustainability angle. So right now, we’re 100 people. We’ve been focused on Europe up until 1/2 year ago when we partnered up with Oclo, who call that our last pumping ground. And now together we’re looking to deploy a reactor here in the US. So we’re going to participate in the DOE authorization program, and you’ll see some news over the coming weeks, but we will develop our first nuclear reactor here, critical in ‘27 and scaled up to full power production and a commercial unit by early 2030.

In parallel, we’re executing on 2 Swedish projects. We have an $8 billion value project pipeline in Sweden. It’s going to be co-founded by the Swedish government. We actually announced the site three days ago. So if you want to read up on some of those, you can. They’re on our website. Yeah, thanks all.

Craig Irwin: Thank you, Olle. So the next subject I want to broach is sort of the regulatory environment and the government support. So government is a very strong partner for everyone in this industry right now, and it’s a positive thing. You know, Olle, I guess if we could start with you. You know, I know in Russia, they spent almost as much on the alpha-class power plant as they did on the moon landing program they had. But that was before they solved the real commercial issues that you’re addressing. Can you maybe just update us on where you’ve been focused on the regulatory activities and the the available support Likova[phonetic] has found, both in Europe and here in the United States.

Olle Hansson: Yeah, great, and I think just one comment on that. Russia never made it to the movement, so maybe that’s why.

Craig Irwin: I think we read some very good books about this submarine situation, too.

Olle Hansson: No, but so on the Swedish side, we’re working very closely with the government. We’re reshaping the licensing process together with them, and we’re going to actually have a new licensing process in Sweden by 1st of July, which we have, of course, aimed to submit our application on that day. So that means we have a very streamlined and fast way to go to market in Sweden. In parallel, we’re also engaging with many of the other regulatory bodies in Europe. So we’ve been very active there up until this point, and we’re continuing to be. Now we’re also engaging in the US, so we are engaging heavily with the DOE, similar to what Nano is doing. We’re going to enter into pre-licensing very soon, and we’re full steam ahead on building our reactor here. So I mean, we’ve done a decade and a half’s worth of design and research, so it’s going to go relatively quickly for us now to sort of deploy the first reactor in the US.

Craig Irwin: Excellent. Rob, you guys have a history of more than 20 years, and your origins, I guess, in Canada have allowed you different support, right, both here in the US and in Canada. Can you unpack for us where this has come from and how you see the regulatory framework coming together for you over the next few years?

Rob Crystal: Yeah, so good question, I think, because fusion is not commercial yet. So something we’ve been thinking about since inception is -- is how will fusion be regulated when it is commercial. And there are other -- there’s over 50 private companies now seeking fusion commercialization as well. So governments around the world are starting to look at it. And the US and UK particularly have come forth with initial guidance that indicate they’ll regulate fusion different from fission, mainly due to the radiation profile being quite less. They would regulate it more in line with the way hospitals are regulated, similar to a cancer treatment [unintelligible]. So Canada, where we’re based, has already indicated they’re likely to follow those other jurisdictions, and it’s something we’ll be continuing to work on.

As far as government support in Canada, we are from Canada, we’re really the main company there, and we’ve raised over 400 million US to date, with about 1/4 of that coming from the Canadian government. And so they’re also about a quarter of ownership in the company and have been very supportive along the way. They’re looking at potential future sites as well with us for first of a kind. And we’ve got some of the Canadian nuclear labs on our board. We’re very familiar with this fusion technology.

We also are doing all of our testing right now in our Vancouver, Canada location, which is a licensed facility under the Canadian Nuclear Security and Safety Commission, which again, for them to license us wasn’t a very difficult process because the radiation profile is a lot lower than usual.

Craig Irwin: So NNE has a slightly different story given the fuel focus, right, the fact that you’ve been early in developing these new fuels that are needed. So can you talk a little bit about the regulatory participation there and then, you know, the government support and I guess it’s useful for people to know if they don’t already your success in the capital markets of the last year.

Matt Barry: Yeah, I appreciate that Craig. So really as it pertains to the licensing front, so this year is -- we’re very excited, it’s an important year for us because we’re beginning the formal licensing process in the coming weeks, saying, you know, we’ve been consistently saying, you know, around March or April. And that’s upon submission of our first construction permit application for our prototype project at the University of Illinois. It’s important to note, I spoke about the safety profile before, but this is actually being built in the middle of campus with dorm rooms, you know, not too far away. So I think that sort of speaks to like the, I’d say the confidence in the technology in terms of high temperature gas reactor utilizing TRISO fuel. you know, and the safety profile there.

But really, in terms of the regulatory process, it’s, I think, a total game changer with the NRC being very supportive. And we could speak to that, you know, from our own experience thus far with the construction permit application. This is like a 19-part application, hundreds of pages. We’ve been, you know, going back and forth with the NRC, I believe now, for four to six months, submitting the parts ahead of time, getting their feedback. So when we actually submit this application, you know, there’s going to be confidence in our end that we’ll have a successful outcome. And so really from there, you know, assuming March or April that kickstarts this mandated 18 month approval period for each aspect of the application, we think given that, you know, high temperature gas cooled reactors have a lot of global data, particularly even on the fuel as well, we think it’ll sort of benefit us and potentially we can get this in 12 to 18 months and that would really set us up to begin to evaluate between now and receiving the approval, what things can we do on site? We’re already doing work on this, but determining what can we do on site ahead of time that’s not nuclear related, and get that construction permit application, begin construction in mid to late ‘27, obviously looking for ways to expedite that process. And then it really puts us in a good position to be sort of have our first prototype online by 2029-ish.

And so, yeah, I think you know, from a regulatory perspective, as things stand today, we’re advancing this first prototype through part 50, but then as we look at subsequent deployments for commercial, you know, opportunities that could, you know, go through part 52, where we could look at a standard design certification or a manufacturing license that can be referenced in, you know, future COLs that could expedite those processes.

The other important thing to note is the NRC is currently, you know, advancing part 53 and part 57, which are, potentially new licensing pathways for microreactors and SMR companies that are, you know, our ex-NRC people are very interested to see because we think that these could be more risk-based approaches and that could sort of expedite things. And so, yeah, from the regulatory side of things, you know, very, very good progress there. And then as Craig pointed out, on the fuel side of things, we have a focus on sort of vertical integration across the fuel supply chain as it relates to the price of fuel. That’s the one aspect of the fuel supply chain we probably wouldn’t, aren’t taking in-house. We’re having conversations with people like BWXT, Standard Nuclear, on that sort of procurement there. But we are looking at -- we have a related party relationship with the company LIS Technologies, who focuses on laser enrichment. We’re looking at things like conversion ourselves that could be pretty substantial opportunities for now.

Craig Irwin: Alessandro, I’ve participated in some of the public portion of your NRC calls for the last several months. And you guys are at a very exciting point now with some of the announcements you’ve made in the last couple weeks. Can you maybe just update everybody on where you’re at and how you see the regulatory support for Pathway? And then also just on the funding front, people should understand the history of your company and how it came together. that allowed you to do this with very little external funding, and whether or not you think there’s external funding as an opportunity for you over the next couple of years.

Allesandro Petruzzi: Thank you. This is an excellent point. I have to start saying that the design of the reactor was in 2018, so now it’s six years, seven years that we are working on that. And the design was done having in mind the licensing and commercialization. So we designed the reactor knowing the licensing path. And this is because basically the designer of the reactor are engineers that work since 25 years in the licensing environment worldwide, from Argentina, Brazil, US, Canada, Finland, my former company that now I left, joined Terra, was also in charge of the independent assessment of 81,000 in Poland right now. So we have a strong background in licensing. We know very well the US NLC approach. And when we designed the reactor, we decided every mind what to do in licensing. And when we arrived to 2024, with all our funding, so we didn’t get any funding to arrive to the point to the advanced design. We already done a lot of the safety assessment. Safety assessment is the fundamental for preparing construction payment and operating license.

So coming to your point, we went public to get the money to build the reactor, not even to license the reactor. And we went public to build the reactor, which is the commercial one. We will build a test reactor because this is a fast procedure to get the license, but the reactor itself is really the commercial unit. And this will give us a lot of visibility on the commercialization because my colleague here from Nano mentioned part 57. Part 57 will contain a lot of, I don’t like to use simplification, but adaptation of the light waters technology to SMR in order to allow for an easy transition from non-power test reactor to commercial one.

Where we are now? You mentioned that you attended to several public meetings. I encourage everybody to do the same. We can provide the link and on ADAMS[phonetic] you can find so many documents that we have submitted in the last 10 -- 10 months. In the last 10 months we submitted a lot of documents and this was possible just because our analysis was already performed.

We are now completing the pre-licensing. It will be completed in the first half of May, and then we end with the construction permit. We will start delivering the construction permit, the 19 chapters that were mentioned before in June-July, and we expect to receive the construction permit license in June-July 2027, based on advanced discussion we are having with the centers.

In doing that, we don’t have any support even from the government, not because we don’t need, but our goal was to demonstrate immediately to the market and to the possible takers the industrialization level of our reactor. We are not performing any R&D because all components and material have been already tested. Actually, we take a They are really performing this year by several industries operating in the nuclear industry. So we don’t need to be part of a DOA project. We don’t need to take part to any governmental support, either European or US. We just need to build the reactors, things that we are doing with our supply chain. Maybe I can go back later.

Last step is the operating license. We just recently discussed with US and the way to make faster operating license process. This is possible because during the construction permit, we can provide parallel documentation about the breaking license. So we expect to formally need to submit the breaking license immediately after you get the construction permit. So we have in our time schedule June-July 2027 for the breaking license. But at that point, we expect that US NRC has already reviewed several of our documents in order to let them experience the review by the end of 2027, when we think to build our first American.

Craig Irwin: Thank you for that. So I like this idea of passing in a different direction. So I’ll start with you again, Alessandro. There’s a lot of questions out there in the investment community about the readiness to produce, right? And really this becomes a question of supply chain. So supply chain for fuel and components. You made some announcements about component suppliers recently, or at least putative component suppliers. Can you discuss the readiness of the supply chain, how you’ve been evaluating this, and what you see as an opportunity?

Allesandro Petruzzi: Supplation[phonetic] is fundamental for the success of the fast commercialization of the area. And again, here the goal is the commercialization is not to be the first for the rest of the time. What really matters is to be the first in having a robust, resilient supply chain. And this is why we developed the reactor in that way. We started with about 150 possible suppliers among the different components we have in our reactor. This was middle of 2024. Just a few weeks ago, we announced that we closed the memorandum of understanding, 30 of those suppliers, so 30 were selected [unintelligible] the supplies that we needed to build in there in the reactor. With some of them, we have already transformed the memorandum of understanding the real order in order that we pay for, like [unintelligible] recently. But you will see several others coming in the next -- in the next -- but you will see several others coming from in the next weeks and going from fuel to parts to component like steam generator and like turbine.

And the good part also of our design in terms of the supply was to design the reactor in the way that the minimum amount of component is a nuclear grade component. Because this makes a lot of difference in terms of cost, in terms of availability of the component. Our reactor is such that whatever is inside the reactor pressure vessel is obviously nuclear grade component, but whatever is out of of this is a commercial grid. So steam generator is commercial grid, combining steam is commercial grid, even the helium circulator is a commercial grid. And this means that cost is less, availability is faster, and there is many suppliers [unintelligible]. So this is the way that we think we can be commercial by end of 2028.

Craig Irwin: Thank you [crosstalk] supply chain.

Matt Barry: Yeah. Appreciate it. So I realized I didn’t actually answer your earlier question regarding the capital markets, [cross-talk/unintelligible]. Yeah, yeah, so we raised last year, I think, you know, close to 500 million last year and 600 million since our May 2024 IPO. So a lot of, you know, interest in growing institutional participation there, which has been great. So I wanted to touch upon that.

But yeah, as it relates to the supply chain, we’ve been doing a ton of work, you know, in this. Beginning with sort of the fuel side of things, obviously touched upon sort of the TRISO fuel aspect and the conversations we’re having there with various different vendors, but even already having conversations, I think, around other areas like enrichment. So one advantage Nano has is that our fuel, we’re not relying -- we don’t need HALEU fuel which is enriched above 10%, closer to 20%, to deploy commercially. We can actually run on LEU plus, which is currently available today. So we’re having conversations with people like Urenco about that. Already having conversations with companies like PCL up in Canada for construction of long lead items like the reactive pressure vessel. Having conversations with, you know, as Alessandro pointed out, nuclear grade graphite. So there’s only a few people globally who are able to do that and we’re already having conversations on procurement for our first of a kind reactors, as well as, you know, gauging, longer term procurements availability.

And so other components also, we -- given the size of our design, 15 megawatt electric per unit, it’s a large enough design where we can compete for data center projects and large scale energy needs of 500 megawatts up to a gigawatt, and we’re having conversations about that. But we also benefit from a much smaller size relative to some of the larger, I would say, SMR peers, which really enables, more commercially available components, more vendors that are able to produce the components because they’re smaller and less complex. And so, yeah, I would say a lot of these conversations are going well. And obviously, in order to be online by 2029, there’s a number of components in areas of the supply chain where we’re looking to make announcements. I would say keep an eye out this year for more announcements related to some progress there.

Craig Irwin: Cool. Rob, fusion’s unique, right? And, you know, there’s a lot of questions about supply chain, but you guys have designed the supply chain in mind from the beginning, just your hybrid approach. Can you just summarize that hybrid approach and how this changes the supply chain needs versus some of the other more exotic approaches?

Rob Crystal: Yeah, no, thanks. Great question, and that’s one of our key differentiators. So since the beginning when the company was formed, we’ve thought about commercializing fusion in the power plant right from the start, and that includes the supply chain. So our approach doesn’t use any exotic materials or doesn’t require inventions of new materials like superconducting magnets or high-powered lasers.

So with fusion, you’re creating temperatures that are 100 million degrees or plus. So we do that in a magnetized target fusion approach, which basically is creating a plasma of about 5 million degrees, injecting it into a cylindrical sphere and then compressing that plasma with a liquid metal wall heating up to over 100 million degrees. And the heat is captured into that liquid metal wall, which we then harvest and run it through a heat exchanger to make steam.

So the machine itself is made of your traditional steel alloys, and we need some liquid lithium to run in the center, but the amount of lithium we need is not even significant to the industry. So as far as the advantages we have here relative to a lot of other fusion approaches, you think of magnetic confinement or inertial confinement, which is lasers, they are requiring a new inventions of superconducting magnets or advancements in high-powered lasers. We operate -- they operate at the extreme of physics where we take a more of a balanced approach, take the science they’ve already proven, use the plasma, they know how to generate and the compression technology. But ours is a more balanced approach where we pulse the reaction once per second and capture it in that liquid metal wall, which in the end will create an economical fusion plant because it’s made of traditional materials using a mechanical approach.

Craig Irwin: Thank you. So Olle, I guess there were 11 alpha class units built, but can you maybe talk about supply chain you know, these alloys that you were talking about that solve the corrosion issues, you know, are these commercially produced today? Are there challenges there? How do you see supply chain from the [unintelligible]?

Olle Hansson: Yeah, so I think supply chain, I would divide it in a few different areas, but starting with materials is that is something else for explicitly so and since the IP was secured, we’ve worked with some Swedish partners, Alley Bank and Tall[phonetic], which have a very deep relationship with, that have developed these types of steams over the past 100 years. And we’re now producing 10 ton scale of industrial steam melts. We’re working together for high-speed laser [unintelligible], overlay welding, and so on to ensure that we apply the materials where they need to be applied, so to speak. So, on the material side, we have a very strong partnership and I think we are industrializing in this field that we need to.

On the other components, we’re working also with the world-leading suppliers of different components. BKL is a team of 100 people and we can hit right above our weight because we’re co-developing many components. So KSB is a German pump manufacturer. We’re working together with them to develop the pump and the pump impeller. The pump impeller is actually produced using additive manufacturing or 3D printing with our material. We’ve already gotten samples on that, so that’s working very well. Alfa Laval, a Swedish based company doing steam generator, also considered one of the top tier ones in the world. ABB on the IMC side, very strong partner with co-developing our electrical test reactor in screen, together with them, Uniper for the operator phone set, and then we have 25 more names. I’m not going to sit there and ramble, but we’re working with the best in class for all of the key components.

Craig Irwin: Excellent. So to change subjects a little bit, and Olle, I’ve asked you to start the response. So many of the data centers out there that are on the drawing boards have billion-dollar power budgets. The developers are getting bad news, right? Three, five, six years for power. What’s the opportunity to accelerate commercialization, right? Can capital pull things forward? If you landed with a billion dollars tomorrow, what would it mean for your business plan? And would you be able to satisfy some of these really intense customer needs in a shorter time?

Olle Hansson: I think it’s an excellent question and something we actually ask internally ourselves pretty much once a month. We have this thing where we say, let’s play the Manhattan project. We get all of the funds in the world. How can we accelerate? What are the constraints? So really good question. I think there are two things that are -- that are really the key things to solve. One is the fuel availability, and that’s fuel enrichment, and that’s something that’s plaguing the fuel industry. So if you could somehow accelerate that, and that’s sort of out of our control, unfortunately, but that’s one of the key things that we need to solve for, then it is licensing timeouts and review timeouts. Even though the NRC is now saying an 18-month review timeout, that’s still quite lengthy. And there’s still a lot of engagement that you have to do together with them. And if you can accelerate those two, then I think, you know, more funds could equal faster progress for us. And so we are really constrained by those two.

Craig Irwin: Understood. Rob, how would you respond to that?

Rob Crystal: Yeah, so similarly, it’s a question we also ask a lot internally. So right now we’re working on our LM26 machine, which is fully funded through a committed PIPE that’s going to come in as we de-SPAC in the next few months. And that’s a core program that’s going to demonstrate some key technical milestones that’ll put us on track to raise more capital and provide value to investors.

Beyond that, we have a commercial systems program that’s made-up of a bunch of different engineering challenges, working with pistons, seals, valves, tritium extraction. There’s a variety of challenges there we need to work on in order to build our first of kind. And we can accelerate that with more capital. And there are many partners around the world who want to work with that. We’re looking at car manufacturers, steel manufacturers and producers, shown a lot of interest. So the more capital we can raise through our de-SPAC process and beyond, we’ll be able to separate those commercial systems and then move towards our first decline[unintelligible] a little faster than less capital.

Craig Irwin: Matt, I think you’re in an enviable position. You’ve found pretty easy access to capital this past year, past couple years. Has that changed the timeline or the addressable opportunity?

Matt Barry: Yeah, I would say it obviously certainly helps and we have a shelf that’s been approved for another 900 million where if we needed, you know, the capital, we could access it. I would say we’re in a very good position where we don’t -- we’re not in a rush to raise additional capital under current market conditions. Our last raise, I think, was around like $48. So we definitely are looking to successfully raise at higher valuations there. But it’s nice to have that.

The other aspect of this is, as Craig pointed out, is key strategic partners. And that’s been a focus for us. You know, if you don’t actually have the, you know, billions of capital yourself, but you have a strategic partner who can, you know, provide that, I think that’s really, really important. And we recently made an announcement about a month ago, basically a collaboration with the company EHC Investment from the UAE to pursue a joint venture in the region. And I think we’re really, really excited about that because, and this would be, you know, initially in the UAE, but potential to expand in the Middle East and obviously, you know, the recent geopolitical tensions, you know, complicate that a little bit, but in the short term. But I would say this is really important because these guys, they have almost every capability they would need to accelerate deployment in the region. In-house EPC capabilities, they’ve been operating through Al Fanar Gas Group for decades, large-scale energy infrastructure projects. If you look at sort of who they’re -- who EHC’s connected within the region, I’d say important ties there, which could help us on the regulatory side of things and to expedite things. And so I think that was something we were hinting at for a while is sort of to keep an eye out on strategic partnerships. And as we look to this year, I would say, you know, more, I would say there’s more to come, particularly here in the US that we’re working on. And so, you know, whether it’s large data center developers or hyperscalers, having those types of backers, obviously, not only help you from a capital perspective, but conversations on the supply chain front when we’re looking to deploy quicker and at larger scale. Hey, when you have a strategic partner like that behind you, it gives supply chain partners a lot more confidence to build out and expand their capabilities.

And so it’s a great question and really it’s top of mind for us and really intertwined with building out that supply chain. and accelerating things. Because from an NRC licensing perspective, I think we have a great deal of confidence there that we can sort of expedite things potentially quicker than the mandated 18 months, just given some other peers with, I would say, less global operating data have sort of gotten theirs within a 12-15-month time frame in their construction program applications.

Craig Irwin: Alessandro, you set the company up so you could do first of a kind with just $70 million. I mean, that’s impressive. But, you know, if you had a large influx of capital, would it change the timeline for you if one of these customers that’s really desperate said, hey, we want your stuff?

Allesandro Petruzzi: Money is definitely in the middle of this, but rather than the money, you should have the right design, the right product. You mentioned data center, obviously if you see the market, the market there is really fighting with an issue, for instance availability of gas turbine. If today you need the gas turbine, you need to pay 100% in advance and you get the gas turbine for year and out. Can money help that? Not before for year and out. So definitely the project plays a bigger role in addition to the money.

For Terra[phonetic], more money is needed, would be needed definitely for two direction. The first is to extend the capacity of the supply chain. So far we have a supply chain, as I told you, that is identifying 30 suppliers that can provide us up to 400 units by 2030. So that’s a good number. Can we do better? Most probably yes. We can also go back to the 130 suppliers that we identify and they can provide support. Can we do 100 times better? With all the money of the world, most probably not before 2030. We should also be really [unintelligible]. But we can work for the future. We can work to have thousands of units after 2030 if your design, if your supply chain is such that money can play a role as an accelerator.

The other point where money can help in a project that follows standardization. Because standardization, that is in the basics of our project, is such that there will be a low improvement in the design, optimization, less cost, less time of construction, more you advance with the better production. So money there is important because you can go towards the standardization process. So really this depends on the project and we think that there may be need [unintelligible] for the advanced commercialization is real order from data center, the timing order from data center in the next two, maximum one, two years, because still the leading time for everybody was, leading time on the supply chain is there. We cannot short this more than some part of this time.

Craig Irwin: Excellent, thank you for that. So are there any questions from the audience that you want to pose to the panel here?

Unidentified Audience Member: So obviously, I have a question for the whole panel, maybe to start with Rob. When you kind of get to 2030 and you’re coming out with this 300 megawatt, what do you think you’re going to be at for like an average cost of producing a kilowatt?

Craig Irwin: So I want to change this for the whole panel so everyone’s included. The first of a kind, what do you see as your LCOE? So Rob, you can start since the investor asked, but then we’ll bounce to all the way and back down.

Rob Crystal: Yeah, so a good question. I think we’re aiming to build our first of kind in the early 2030s. It’s going to be -- it’s not going to be the full 300 megawatt power plant. We’re aiming to do a one unit, 150 megawatts showing net energy. And the LCOE on that’s going to be high as its first of kind. But longer term, we -- after that machine operating, we do anticipate scale-up of global demands, and then we’re working with the right partners to get there.

We see the LCOE very comparable to existing natural gas, coal. We’ve estimated the $64 to $73 per megawatt hour range, mainly because we’re using existing materials that exist on the earth, and it’s a mechanically driven process, nothing exotic, and the fuel cost is essentially zero. We use deuterium and tritium. Deuterium comes from seawater, very abundant. And tritium, we make in the process ourself. We breed, our breeding ratio of tritium is over 1.5 to 1. So that’ll help in the start of the new plants and keep the treatment cost in nothing.

Craig Irwin: Olle, First of a kind in LCOE?

Olle Hansson: First of a kind will be developed in the US, will be critical by 2027, and then be built out in phases to reach commercial production of power by an early 2030s, maybe 2029, but we’ll have to push a bit for that. On LCOE, I’m not going to disclose the exact numbers. I can say that we roughly have the willingness to pay after our customer dialogues. So half the levels of their willingness to pay thresholds.

Craig Irwin: Matt?

Matt Barry: So first of a kind at the University of Illinois, you’re looking somewhere around the range of $200 per megawatt hour. Now we’re evaluating a range of different opportunities to reduce capital costs pretty significantly, whether it’s things like ITCs or additional funding from the university for pockets like quantum or nuclear, or additional funding from the state of Illinois. But I would say as we look ahead and we start benefiting from building out the supply chain, doing a lot more in the factory to reduce on-site construction, and really deploying at larger scales, so you’re looking at projects where it’s not just one unit, but you know, 20, 30, 40, 50 units, you really start to, you know, I’d say for one to four unit deployments, we quickly, after producing, you know, 15, 20 units, can pretty quickly get to the $125 to $100 per megawatt hour sort of area. And I would say, you know, as we -- we can always make, you know, larger assumptions on learning curves and things like that. We try to take -- make conservative assumptions that we, you know, believe are achievable, but I’d say as we benefit from learnings on the factory and construction side of things, building the same modular units over and over and over again.

And also the key thing is deploying, if there’s 50 units at site and benefiting from adjacent plant infrastructure not increasing linearly, that’s when you really see opportunities to get below $100 per megawatt hour and lower.

But I would say for us, I think we’re trying to sort of shift the narrative a little bit because I think for the customer conversations we’re having and the ability to provide a key value that is not available today with traditional nuclear, which is being behind the meter, off-grid, baseload power, directly at the point of use where energy is needed, we believe that there will be a premium paid for that value in the future. And so even if we weren’t able to get costs below $100 per megawatt hour, I think the opportunities that we see in the conversations we’re having, you know a lot of opportunity for some very good economics.

Craig Irwin: Alessandro, you’ve been really transparent um with investors about what your expectations are with and without cogen [unintelligible].

Allesandro Petruzzi: So for the first of a kind we cannot really provide [unintelligible]. We can say that it’s 70 million to build the first of a kind including licensing management of the company from now to the end of 2017 and construction for commercialization before seen of 7 cents per kilowatt hour that represent, let’s say, so far our conservative estimation, in which way our reactor is coming, each reactor of one megawatt [unintelligible] is into the turbine and it’s generated for each unit. So definitely the LCOE may benefit a lot depending on the takers. If the takers want a more unit and it does not require a lot of reliability, some of those units may share same to buy larger one, same to generate a larger one, and cost can definitely goes down taking this kind of off-takers. But as you mentioned, we have also the possibility of co-generation. While producing 1 megawatt electric, we generate 4 megawatt thermite about 90 Fahrenheit that is quite good to make some heating process and we evaluate that for any megawatt thermal that you use in this process you may see between 1.5 and 2 cents per kilowatt hour so you can go down with a couple of megawatts you can go down with 3 cents per kilowatt hour but then it depends on the [unintelligible] what we provide now is 7 cents per kilowatt hour.

But I would like to go back to the colleague of nano. I think the LCOE and those costs that nuclear can bring in the future has to be seen also in a different perspective. The ability of the power as well as nuclear as you say is very important and then it will play a role. CO2 emission in Europe is playing a role and more than this I think also is in our case, is when we save seven cents per kilowatt hour for 45 years, constantly. Now to understand what does mean is, I think we need to think, not in the future, but to think how was the world 45 years ago. And if you had the possibility 45 years ago to sign your electric bill with the price that was 45 years ago, now you will see the benefit. This is what nuclear energy there can do. If you sign for seven cents now, you get seven cents in 45 years. Who knows the world, where will we be in 45 years?

Craig Irwin: Excellent. Well, that is a fantastic point to end this. Thank you all for joining us on the panel. Thank you, everybody in the audience. If you want to meet with these gentlemen, you can go to the one-on-one desk upstairs and request a meeting. There may be some slots, I don’t think there are very many, but we appreciate you all. Thank you.

Unidentified Participant: Thank you.

***

On March 26, 2026, the following article by Aashika Suresh was published online by Stockwits (stockwits.com).

EXCLUSIVE: Bezos-Backed General Fusion Advances LM26 Program, Sets Stage For First-Of-A-Kind Plant By 2035

Megan Wilson, Chief Strategy Officer at General Fusion, told Stocktwits that the company has already brought more than a dozen potential end users to the table through its Market Development Advisory Committee.

•	General Fusion aims to have its first MTF energy plant operating and producing energy by 2035.

•	The company already has more than a dozen potential end users, including Ontario Power Generation and Bruce Power in Canada, the Tennessee Valley Authority and Southern Company in the U.S., Renexia, E.ON, and ENGIE in Europe, and ACEN in Asia, among others.

•	General Fusion plans to list on Nasdaq under the ticker ‘GFUZ’ and begin trading around mid-2026

General Fusion Inc., a Vancouver-based commercial fusion energy company, is betting on its fusion plants to be a “cost-competitive” alternative to other power sources, including other renewable options, even as it plans to become the first publicly traded pure-play fusion company.

The company has filed with the U.S. Securities and Exchange Commission to list on Nasdaq through a proposed merger with a publicly traded special purpose acquisition company, Spring Valley Acquisition Corp. III (SVAC).

General Fusion, which is backed by Amazon.com (AMZN) founder Jeff Bezos, plans to trade under the ticker ‘GFUZ.’ The deal is expected to close in mid-2026, pending regulatory and shareholder approvals.

In an exclusive interview with Stocktwits, Megan Wilson, Chief Strategy Officer at General Fusion, said the company’s plants are designed to be cost-competitive with coal, steam, and natural gas, while delivering more energy per unit of fuel than fission.

Assuming fusion technology is viable as planned, what would the first commercial fusion power plant look like in terms of size, cost, and power output?

We are aiming to have our first MTF energy plant operating and producing energy by 2035. Our MTF technology has been developed from the ground up with a practical power plant and a clear path to commercialization in mind. Today, General Fusion is one of the few fusion companies in the world with meaningful, peer-reviewed fusion results and a viable path to be a first mover in commercial fusion.

In our current design, a typical General Fusion plant would produce about 300 megawatts electric (MWe) from two 150-MW fusion machines running in tandem, delivering cost-competitive, zero-carbon power. The 150 MW machine size gives customers flexibility, and the practical steam-driven power plant can effectively plug into traditional power plant infrastructure, creating a broad range of potential applications, from repowering existing power generation sites like retired coal plants to new, grid-scale utility plants, industrial steam heat use, and dedicated data center use.

Because our MTF is designed to be practical and durable, using existing industrial materials, we believe our plants will ultimately be quite cost-competitive with other clean, baseload power options.

General Fusion has spent more than 20 years advancing our technology with real-world machines. Right now, we’re operating the world’s first large-scale fusion MTF demonstration machine, Lawson Machine 26 (LM26).

LM26 is designed to reach key fusion milestones — plasma temperatures of 10M°C, 100M°C, and ultimately the Lawson criterion — at a commercially relevant scale. Hitting these milestones would be transformative for General Fusion and the industry, setting the stage for our first-of-a-kind plant by 2035.

Is General Fusion currently in discussions with utilities, governments, or large energy consumers about future deployment of fusion power plants?

There is a global race to commercialize fusion, and it is exciting to see governments worldwide building national fusion programs. Governments in the U.S., EU, and Asia are already advancing favorable frameworks to align public investment and private innovation to deliver commercial fusion power to the grid by the mid-2030s. We are grateful for the Government of Canada’s investment in our company throughout the years, which has been instrumental to our success.

We’ve already brought more than a dozen potential end users to the table through our Market Development Advisory Committee, where they’re helping shape our technology development and commercialization plans.

That group includes Ontario Power Generation and Bruce Power in Canada; the Tennessee Valley Authority and Southern Company in the U.S.; Renexia, E.ON, and ENGIE in Europe; and ACEN in Asia, among others.

How cost-effective will General Fusion’s electricity be versus advanced fission or renewable energy?

By using existing materials and our unique liquid-metal-wall-compression approach, we eliminate the need for expensive magnets, targets, lasers, or exotic, not-yet-invented materials. We also eliminate the need for frequent replacement of components damaged by neutron exposure.

Our plants are designed to be cost-competitive compared to coal, steam, and natural gas. They are expected to deliver four times as much energy per unit of fuel as fission, without long-lived radioactive waste, positioning them as the superior nuclear technology for sustainable growth.

What are the timelines for LM26’s scientific breakeven and commercial breakeven?

The LM26 program aims to achieve key technical milestones, including, ultimately, the Lawson criterion. We’re advancing the planning stages for our commercial systems demonstration program in parallel with LM26, and we aim to begin executing it in 2027. After that, we'll start work on site preparation and related activities for our first-of-a-kind plant.

Five years from now, what are the milestones that investors should watch out for in your roadmap?

In the near term, investors should watch the progress of the LM26 program through 2028, which is funded by PIPE capital committed in conjunction with the Spring Valley transaction and is demonstrating MTF at a commercially relevant scale.

Key technical milestones to look for during this time include reaching fusion temperatures of 10M°C, and then 100M°C, and ultimately achieving 100% Lawson criterion with LM26.

Over this same period, investors can look for the formation of strategic partnerships with potential end-users, engineering firms, and supply chain partners to advance our commercial systems demonstration program and ultimately complete the final design for our commercial plant, as well as site selection and partnerships for that first-of-a-kind plant, which we expect to begin operating around 2035.

***

On March 27, 2026, General Fusion posted the following communication on its LinkedIn, X, Facebook and Instagram accounts:

Earlier this year, we announced our plans to become the first pure-play fusion company to go public via a SPAC merger with @ Spring Valley Acquisition Corp. III.

“This wasn’t about going public in any way; we wanted the right partners. And Spring Valley brings the experience, the know-how, to this process, to bringing a first mover to market that was really important to us. That’s what makes it an exciting time.”

That’s the message our Chief Strategy Officer, @ Megan Wilson shared alongside Spring Valley Chairman and CEO, @ Chris Sorrells, on stage at the @ Fusion Industry Association’s annual policy conference in Washington D.C.

Megan and Chris joined  @ Kathryn Clay, lead Energy and Climate Analyst for the @ Washington Post for a discussion on bringing fusion to the public markets, what made this the right moment for General Fusion and Spring Valley to partner together, and what it means for our next phase of growth. When speaking about LM26, General Fusion’s large scale operational fusion machine, Chris described what it was like to see it in person.

"You can go to Vancouver; you can see their machine... It's a neat experience. And I think that's a very tangible thing. Investors want milestones,” he said.

Thank you to the FIA for hosting an excellent event that continues to grow every year—this year with more than 500 global attendees from across industry, government, and the investment community.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.